SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 0-9860


                        Biosearch Medical Products, Inc.
            ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


           35A Industrial Parkway, Somerville, NJ 08876; 908-722-5000
          ------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                         Common Stock without par value
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                     None
           -----------------------------------------------------------
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)  [X]    Rule 12h-3(b)(1)(ii) [ ]
             Rule 12g-4(a)(1)(ii) [ ]    Rule 12h-3(b)(2)(i)  [ ]
             Rule 12g-4(a)(2)(i)  [ ]    Rule 12h-3(b)(2)(ii) [ ]
             Rule 12g-4(a)(2)(ii) [ ]    Rule 15d-6           [ ]
             Rule 12h-3(b)(1)(i)  [ ]


Approximate number of holders of record as of the certification or notice date: 1


The Registrant hereby requests that the termination of registration of the above-described class of securities be declared effective simultaneously with this filing. On February 3, 2000 the all of Registrant's stock was purchased by Hydromer, Inc. under a Plan of Exchange under New Jersey Law and the Registrant became a wholly owned subsidiary of Hydromer, Inc. a reporting company which has filed

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periodic reports with the Commission pursuant to the Exchange Act. Pursuant to this exchange each of the issued and outstanding certificates formerly representing the shares of the Registrant's Common Stock will be exchanged for a payment of $0.20 per share.

On February 3, 2000, the Registrant's Common Stock was de-listed from trading on the "pink sheets" and bulletin board of NASD. As former stockholders of the Registrant no longer may participate as stockholders of the registrant no useful purpose is served by Registrant filing any further periodic reports.

Pursuant to the requirements of the Securities and Exchange Act of 1934, Biosearch Medical Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BIOSEARCH MEDICAL PRODUCTS, Inc.


Date: February 3, 2000


By: /S/ Robert Keller
-------------------------------------
Robert Keller
Treasurer and Chief Financial Officer